

Greg Beale

CEO and Founder at The Livery on Main

Sebastopol, California, United States · **Contact info**

58 connections

The Beale Group

California State University-Chico

Experience

President
The Beale Group · Full-time
Jan 2019 – Present · 2 yrs 10 mos
Sebastopol, California, United States

CEO and Founder
The Livery on Main · Full-time
Jan 2020 – Present · 1 yr 10 mos
135 S. Main Street, Sebastopol, CA 95472

Chief Executive Officer
Farm to Coast Collective · Full-time
Jan 2020 – Present · 1 yr 10 mos
Sebastopol, California, United States

Chief Executive Officer
Thrive Construction Group · Full-time
Jan 2018 – Present · 3 yrs 10 mos
Sebastopol, California, United States

Chief Executive Officer
Builders Studio of Sebastopol · Full-time
Jan 2017 – Present · 4 yrs 10 mos
Sebastopol, California, United States

Show 1 more experience ⌄

Education

California State University-Chico
Bachelor of Science (B.S.), Construction Management
1998 – 2003

The York school, Monterey, CA
1994 – 1998